

January 6, 2011

Mr. Stephen J. Vukadinovich
Chief Financial Officer
DPAC Technologies Corp.
5675 Hudson Industrial Park
Hudson, OH 44236

> **Re:** **DPAC Technologies Corp.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed April 15, 2010**
> **Form 10-Q for the fiscal periods ended September 30, 2010**
> **File No. 000-14843**

Dear Mr. Vukadinovich:

We have reviewed your filing and response dated December 14, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 8. Consolidated Financial Statements, page F-1

Note 1 – Summary of Significant Accounting Policies, page F-7

Note 3 – Inventories, page F-16

1.   We refer to your response to prior comment 10. While we acknowledge that
        determining the appropriate carrying amount for inventories requires that you
        estimate recoverability, provisions for excess and obsolete inventory are cost
        adjustments as provided under SAB Topic 5-BB and FASB ASC 330-10-35-14. In
        future filings, please present the individual categories of inventory net of the
        related reserve.

Note 6 – Debt, page F-18

2.   We acknowledge your response to prior comment 12 regarding the modification to
        your State of Ohio debt. Please expand your disclosure in future filings to
        incorporate a discussion of the formalization of the modified terms similar to your
        response.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Item 1. Financial Statements

Note 5. Debt, page 11

3.   We acknowledge your response to prior comment 13 regarding the subordinated
        debt. Please expand your disclosure in future filings to incorporate a discussion
        similar to your response regarding the tranches and related defaults by tranche, as
        appropriate.

        You may contact Leigh Ann Schultz at 202-551-3628 or Gary Todd at 202-551-
3605 if you have questions regarding comments on the financial statements and related
matters. You may also contact me at (202) 551-3676.

                                                Sincerely,

                                                                        for

                                                Brian Cascio
                                                Accounting Branch Chief